UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

EXHIBIT INDEX

99.1	Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.1 sets forth the unaudited interim condensed consolidated financial statements for the nine months periods ended September 30, 2022 and 2023

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

101.INS XBRL Instance Document
101.CAL XBRL Taxonomy Extension Calculation Linkbase Document
101.SCH XBRL Taxonomy Extension Schema Document
101.DEF XBRL Taxonomy Extension Definition Linkbase Document
101.LAB XBRL Taxonomy Extension Labels Linkbase Document
101.PRE XBRL Taxonomy Extension Presentation Linkbase Document
104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: November 29, 2023	By:	/s/ Fei Cao
Fei Cao
Chief Financial Officer

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